SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

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[x] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from _________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-4200
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is __.
Index of Exhibits at page 2.

The Form 11-K is amended to include the Plan's Statements of Changes in Net Assets Available for Benefits which was inadvertently omitted through a clerical error from the earlier paper filing of the Form 11-K for the Liberty National Life Insurance Company 401(K) Plan for the fiscal year ended December 31, 2003 which was filed on June 28, 2004. All other information contained in the Form 11-K for the Plan as filed June 28, 2004 is correct.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was performed for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$2,728,028	$2,112,457
Waddell & Reed Financial, Inc. Class A common stock	59,002	61,095
Registered mutual funds	2,773,932	1,820,489
Short-term investment	140,923	78,891
	5,701,885	4,072,932
Receivable from participating employers	0	55,272
Net assets available for benefits	$5,701,885	$4,128,204

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$23,891	$22,602
Dividends on mutual funds	15,594	11,996
Interest income - short-term investments	1,167	1,665
	40,652	36,263
Net appreciation (depreciation) in fair value of investments	941,559	(419,223)
Contributions:		
Participant contributions	1,198,484	1,163,846
Employer contributions	242,769	332,419
	1,441,253	1,496,265
Benefits paid to participants:		
Shares withdrawn	1,849	1,451
Cash settlements	847,934	1,061,363
	849,783	1,062,814
Net increase in net assets	1,573,681	50,491
Net assets available for benefits:		
Beginning of plan year	4,128,204	4,077,713
End of plan year	$5,701,885	$4,128,204

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2003 and 2002 was $45.54 and $36.53, respectively.

The investment in common stock of Waddell & Reed Financial, Inc. ("Waddell & Reed") is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.46 and $19.67 at December 31, 2003 and 2002, respectively.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

During 2003 and 2002, there were 15 mutual funds available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

At the end of 2001, Waddell & Reed, a former subsidiary of Torchmark, managed all mutual funds. During 2002, all the mutual funds managed by Waddell & Reed were reinvested into a variety of other mutual funds, which are not affiliated with Liberty National or its parent, Torchmark.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal income taxes - Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

At the end of 2003 and 2002, the following companies were participating employers in the Plan:

(a) Liberty National, (Birmingham, Alabama)

(b) United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit payment provisions - Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had forfeitures of $41,313 and $80,470 in 2003 and 2002, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2003	December 31, 2002
Mutual Fund Shares:		
Expedition Money Market	968,080	798,064
Expedition Investment Grade Bond	36,147	22,150
American Century Ginnie Mae	49,760	21,665
Fidelity Advisor High Income Adv	57,818	20,802
Oppenheimer International Bond	34,208	13,844
Janus Adviser Balanced	63,815	34,109
Oppenheimer Capital Appreciation	252,779	201,308
Scudder Health Care	369,190	254,998
Fidelity Advisor Equity Growth	311,636	182,239
Fidelity Advisor Mid Cap	269,388	132,062
Oppenheimer International Growth	113,921	55,130
Evergreen Equity Index	23,776	4,360
Fidelity Advisor Small Cap	15,790	4,737
Fidelity Advisor Value Strategies	98,313	11,771
Scudder Technology	109,311	63,250
	$2,773,932	$1,820,489
Torchmark Corporation Common Stock	$2,728,028	$2,112,457
Waddell & Reed Financial, Inc. Class A Common Stock	$ 59,002	$ 61,095
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 0	$ 78,891
Matrix Capital Bank Unitized Money Market Fund	$ 140,923	$ 0

NOTE C - Investments (continued)

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2003	2002
Common stocks	$ 546,989	$ (200,598)
Mutual funds	394,570	(218,625)
	$ 941,559	$ (419,223)

NOTE D - Related Party Transactions

From January 1, 2002, through July 31, 2002, Plan participants investing in mutual funds indirectly paid a management fee to various mutual fund managers for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party-in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which qualify as party-in-interest transactions, were handled by Reliance Trust Corporation from January 1, 2002 to May 31, 2003, and by Matrix Capital Bank from June 1, 2003 to December 31, 2003, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in a short-term fund, which is an interest-bearing account. During all of 2002 and a portion of 2003, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund, administered by Reliance Trust Corporation, and for the remainder of 2003 in the Matrix Capital Bank Unitized Money Market Fund.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2003

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	59,904 shares $1 par value common stock	$2,728,028
*	Waddell & Reed Financial, Inc.	2,515 shares $1 par value Class A common stock	59,002
	Mutual Funds	968,080 shares Expedition Money Market	968,080
		3,372 shares Expedition Investment Grade Bond	36,147
		4,690 shares American Century Ginnie Mae	49,760
		6,086 shares Fidelity Advisor High Income Advantage	57,818
		6,197 shares Oppenheimer International Bond	34,208
		2,705 shares Janus Adviser Balanced	63,815
		6,574 shares Oppenheimer Capital Appreciation	252,779
		17,707 shares Scudder Health Care	369,190
		7,000 shares Fidelity Advisor Equity Growth	311,636
		12,021 shares Fidelity Advisor Mid Cap	269,388
		6,976 shares Oppenheimer International Growth	113,921
		571 shares Evergreen Equity Index	23,776
		792 shares Fidelity Advisor Small Cap	15,790
		3,108 shares Fidelity Advisor Value Strategies	98,313
		9,874 shares Scudder Technology	109,311
			2,773,932
*	Matrix Capital Bank	140,923 shares Matrix Capital Bank Unitized Money Market Fund	140,923
			$5,701,885

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated March 5, 2004 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2003).

99 (a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditor's report dated June 25, 2004, into Form S-8 Registration Statement No. 33-65507.

99 (a) – (3) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report dated June 25, 2004 appearing in the Form 11-K/A dated June 30, 2004 into Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this amended annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

Date: June 30, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K/A of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 30, 2004